September 23, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mr. Tom Kluck

Re:	Altisource Residential Corporation

Registration Statement on Form S-11 (SEC File No. 333-190205)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Altisource Residential Corporation that the effective date of the Registration Statement be accelerated to be declared effective at 4:00 p.m., Eastern Time, on September 25, 2013 or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that, as representatives of the underwriters, we expect to distribute the following approximate number of copies of the preliminary prospectus dated September 23, 2013:

No. of Copies
Institutions	150
Prospective Underwriters, Dealers and Others	100

Total	250

The undersigned, as representatives of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGES FOLLOW]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Mark Gracia
	Name:	Mark Gracia
	Title:	Vice President

Credit Suisse Securities (USA) LLC

By:	/s/ Tim Devine
	Name:	Tim Devine
	Title:	Managing Director

Deutsche Bank Securities Inc.

By:	/s/ Francis M. Windels
	Name:	Francis M. Windels
	Title:	Managing Director

By:	/s/ John Reed
	Name:	John Reed
	Title:	Director

J.P. Morgan Securities LLC

By:	/s/ Frank Bruni
	Name:	Frank Bruni
	Title:	Managing Director, Financials Equity Capital Markets

Wells Fargo Securities, LLC

By:	/s/ Richard Tobin
	Name:	Richard Tobin
	Title:	Managing Director

For themselves and as Representatives of other Underwriters named in Schedule I to the Underwriting Agreement